Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies (Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except for Ratios	2009	2008
Fixed charges:
Interest expense including amortization of debt discount	$291	$254
Portion of rentals representing an interest factor	83	114
Total fixed charges	$374	$368
Earnings available for fixed charges:
Net income	$830	$974
Equity earnings net of distributions	(13)	(26)
Income taxes	460	535
Fixed charges	374	368
Earnings available for fixed charges	$1,651	$1,851
Ratio of earnings to fixed charges	4.4	5.0